May 11, 2022

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	36Kr Holdings Inc. Form 20-F for Fiscal Year Ended December 31, 2020 Response dated April 13, 2022 File No. 001-39117

Attn:	Division of Corporation Finance Office of Trade & Services

VIA EDGAR

Dear Jennie Beysolow and Dietrich King:

This letter sets forth the responses of 36Kr Holdings Inc. (“36Kr” or the “Company”) to the comment (the “Comment”) the Company received from the Securities and Exchange Commission (the “Commission”) in a letter dated April 28, 2022.

For your convenience, we have included herein the comment in bold, and the Company’s responses are set forth immediately below the Comment.

Annual Report on Form 20-F for Fiscal Year Ended December 31, 2020
Introduction, page ii
1. Please revise the definitions of China and PRC to include Hong Kong and Macau.

Response

The Company respectfully submits that, the current definitions of China and PRC are consistent with disclosures of the Company’s previous filings with the Commission and public disclosures of other PRC-based companies. For disclosure related to Hong Kong, the Company has made relevant reference as appropriate. To avoid potential confusion to investors, the Company respectfully requests to keep the current definitions.

2. We note here you have defined “36Kr,” “we,” “us,” the “our company” and “our” to include 36Kr Holdings Inc., its subsidiaries and its VIE. Please revise this definition to avoid using the same terms to refer to the holding company in which investors hold an interest and the subsidiaries and VIEs that are conducting operations. Please use different terms for these entities.

Response

In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to revise the proposed disclosure on page i of the 2020 Annual Report in its future Form 20-F filings as follows:

“Beijing Dake” refers to Beijing Dake Information Technology Co., Ltd, incorporated in the PRC on June 25, 2019;

“Beijing Duoke,” “variable interest entity” or “VIE” refers to Beijing Duoke Information Technology Co. Ltd., a company incorporated in the PRC in December 2016;

“Tianjin Duoke” refers to Tianjin Duoke Investment Co., Ltd., incorporated in the PRC On May 21, 2019;

“PRC subsidiaries” refer to Tianjin Duoke and Beijing Dake, in the context of describing of their activities;

“36Kr”, “we,” “us,” “our company,” and “our,” refer, to 36Kr Holdings Inc., a Cayman Islands company, its subsidiaries and, in the context of describing ~~our operations and consolidated financial statements~~ its consolidated financial information, business operations and operating data, the~~its~~ VIE (or, where the context requires, its predecessors)

Furthermore, in response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to use “Beijing Duoke,” “variable interest entity,” or “VIE” instead of “our VIE” in its future Form 20-F filings.

Item 3, Key Information, page 3
3. We note your response to comment 1 and your revised disclosure that you will be considered the primary beneficiary of the VIEs, which serves the purpose of consolidating the VIEs’ operating results in your financial statements under the U.S. GAAP. However, we also note references to "our VIE" throughout your document. Please refrain from using terms such as “we” or “our” when describing activities or functions of a VIE so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations..

Response

In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to use “Beijing Duoke,” “variable interest entity,” or “VIE” instead of “our VIE” in its future Form 20-F filings.

4. We note your response to comment 3. Your response addresses consequences to you or the VIE if "found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits, approvals or filings..." Please revise your disclosure to encompass your subsidiaries as well. Additionally, please disclose any consequences to you and your investors if you, your subsidiaries, or the VIEs inadvertently conclude that certain permissions or approvals are not required; or if applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Finally, please refrain here from qualifying your disclosure by materiality and revise your proposed disclosure accordingly.

Response

In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to revise the proposed disclosure on page 46 of the 2021 Annual Report in its future Annual Reports as follows:

~~Material Licenses and~~ Permits and Permission Required from the PRC Authorities for Our Operations

~~Our PRC subsidiaries and the VIE have obtained all material licenses and approvals required for our operations in China, e~~Except as disclosed in “Item 3. Key Information-3.D. Risk Factors- Risk Related to Our Business and Industry- Lack of Internet news information license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition”, “Item 3. Key Information-3.D. Risk Factors- Risk Related to Our Business and Industry- Lack of Internet audio-visual program transmission license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.” and “Item 3. Key Information-3.D. Risk Factors- Risk Related to Our Business and Industry- Lack of Internet publishing license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.” , we believe our PRC subsidiaries and VIEs have obtained the requisite licenses and permits from the PRC government authorities that are necessary for their business operations in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. If we, our PRC subsidiaries or VIE ~~is~~are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits, approvals or filings, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. ~~We may be deemed to provide certain services or conduct certain activities and thus be subject to certain licenses, approvals, permits, registrations and filings due to the lack of official interpretations of certain terms under internet related PRC regulations and laws.~~ In addition, if we had inadvertently concluded that such approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval, permits, registrations or filings in the future, we and the VIE may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance ~~Failures to obtain or update such license~~ may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operation. In addition, there can be no assurance that we will be able to maintain our existing licenses, approvals, registrations, permits or filings necessary to provide our current online services in China, renew any of them when their current term expires, or update existing licenses or obtain additional licenses, approvals, permits, registrations or filings necessary for our business expansion from time to time. If we fail to do so, our business, financial condition and operational results may be materially and adversely affected. For risks relating to licenses and approvals required for our operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry.”

5. We note your disclosure that you may be required and plan to obtain certain licenses and approvals in order to comply with the relevant laws and regulations. Please disclose an estimated time in which you expect to apply or obtain these permissions and approvals. In this regard, we note your disclosure on page 12 regarding your "Lack of Internet news information license...;" on page 13 regarding your "Lack of Internet audio-visual program transmission license...;" and on page 14 regarding your "Lack of Internet publishing license...".

Response

In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to revise the proposed disclosure on pages 9-11 of the 2021 Annual Report in its future Annual Reports as follows:

In the last paragraph on page 9:

We plan to apply for the Internet news information license from the CAC through ~~our~~the VIE when it is feasible to do so. However, there can be no assurance that our application will be accepted or approved by the CAC. In the event we fail to obtain the Internet news information license, we may be ordered to suspend relevant business and our results of operations and financial condition could be materially and adversely affected. As of the date of this annual report, we are not in the process of applying for the Internet news information license, and we have not received any notice of warning or been subject to any material administrative penalties or other disciplinary actions from the relevant governmental authorities for lack of the Internet news information license. However, in the past, CAC ordered certain PRC companies to suspend their online content offerings for a certain period of time due to their lack of Internet news information license. As such, we cannot assure you that we will not be subject to similar or other penalties, such as any warning, investigations, suspension of some or all of our content offerings or other penalties that may materially adversely affect our business, financial condition and results of operations.

In the second paragraph on page 10:

We provide our content in various formats, including audio and video, on our platform and several third parties platform. If such content offerings are considered as online transmission of audio and video programs, we may be required to obtain the Internet audio-visual program transmission license. We ~~currently do not possess such~~ plan to apply for the Internet audio-visual program transmission license when feasible to do so. If the relevant regulatory authorities find our operations to be in violation of the applicable laws and regulations, we may receive a warning and be ordered to rectify such non-compliance and pay a fine of not more than RMB30,000. In severe cases, we may be ordered to cease transmission of audio and video programs, be subject to a penalty equal to one to two times our total investment in the affected business and the devices we used for such operation may be confiscated. Furthermore, according to the Audiovisual Program Provisions, the telecommunications administrative authorities may, based on written opinions of the SARFT, and in accordance with the relevant laws and regulations on supervision of telecommunications and Internet, close our platform, revoke the relevant license or filings for the provision of Internet information service and order the relevant network operation entity which provides us signal access services to stop such provision of services. As of the date of this annual report, we are not in the process of applying for the Internet audio-visual program transmission license, and we have not received any notice of warning or been subject to any material administrative penalties or other disciplinary actions from the relevant governmental authorities for lack of the Internet audio-visual program transmission license. However, in the past, the relevant governmental authorities penalized certain PRC companies due to their lack of the Internet audio-visual program transmission license. As such, we cannot assure you that we will not be subject to any warning, investigations suspension of some of our content offerings or other penalties that may materially and adversely affect our business, financial condition and results of operations.

In the first paragraph on page 11:

We ~~plan~~are planning to apply for the Internet publishing license ~~through~~for our ~~VIE when it is~~business operation and we have been continuously communicating with the competent authorities, and will apply for it when feasible to do so. However, there can be no assurance that the application will be accepted or approved by the relevant regulatory authorities. As of the date of this annual report, we have not received any notice of warning or been subject to material administrative penalties or other disciplinary actions from the relevant governmental authorities for lack of the license, which have had a material adverse impact on our business. However, we cannot assure you that we will not be subject to any warning, investigations suspension of some or all of our content offerings or other penalties that may materially adversely affect our business, financial condition and results of operations.

3.D. Risk Factors, page 5
6. We note your response to comment 5. Please disclose whether you believe you are compliant with the regulations or policies that have been issued by the CAC to date.

Response

In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to revise the proposed disclosure on page 45 of the 2021 Annual Report in its future Annual Reports as follows:

Recent Regulatory Development

Revised Cybersecurity Measures

On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a critical information infrastructure purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review.

Under the Revised Cybersecurity Review Measures, we face potential risks if we are deemed as a “critical information infrastructure operator” or “platform operator” under the PRC cybersecurity laws and regulations, and would be required to follow cybersecurity review procedures. During such review, we may be required to suspend providing any existing or new services to our customers and/or experience other disruptions of our operations, and such review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources. If the CSRC, CAC or other regulatory agencies later require that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our operations could limit our ability to attract new customers and/or users and cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC. As of the date of this annual report, we believe we are compliant with the regulations or policies that have been issued by the CAC.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to 36Kr Holdings Inc.’s Annual Report on Form 20-F, please contact the undersigned or Li He (Tel: +852-2533-3306) and Ran Li (Tel: +86-10-8567-5013) of Davis Polk & Wardwell LLP.

Sincerely yours,

36Kr Holdings Inc.

By:	/s/ Dagang Feng
Name: Dagang Feng
Title: Chief Executive Officer

cc:	Li He
Davis Polk & Wardwell LLP